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SEC FILE NUMBER
8-66688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stillpoint Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4830 West Kennedy Blvd, Suite 600
(No. and Street)

Tampa	FL	33609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy C. Cross	813-891-9100	ACross@stillpointcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDC-CPA's
(Name – if individual, state last, first, and middle name)

76 N. Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy C. Cross _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stillpoint Capital, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedu[...] as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

STILLPOINT CAPITAL, LLC

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENT

    STATEMENT OF FINANCIAL CONDITION   2

    NOTES TO FINANCIAL STATEMENT   3-6



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
StillPoint Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StillPoint Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDG-CPAs

We have served as StillPoint Capital, LLC's auditor since 2023.

BDG-CPAs, PC
Ridgewood, NJ
February 26, 2026

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	898,830
Accounts receivable (no allowance)		809,045
Prepaid expenses and other assets		151,843
Equipment and leasehold improvements (net of		
accumulated depreciation of $247)		2,716
Total Assets	$	1,862,434

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions payable	$774,103
Accounts payable and accrued liabilities	242,592
Deferred revenue	65,195
Total Liabilities	1,081,890
Member's Equity	780,544
Total Liabilities and Member's Equity	$ 1,862,434

The accompanying notes are an integral part of this financial statement

NOTE A - NATURE OF OPERATIONS

Stillpoint Capital, LLC, formerly Stock Sale Compliance and later First Legacy Global Markets, LLC (the Company), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. As a limited liability company, the member's liability is limited to its investment.

The Company provides investment banking and investment corporate advisory services for customers located throughout the United States, and a specialized registered representative program.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Current Expected Credit Losses ("CECL")

When determining the estimate of the expected credit losses, the Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counterparties. The Company continually reviews these credit quality indicators. All receivables were originated in the current year. All receivables were current as of December 31, 2025. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses. There were no significant write offs. As a result, the expected credit losses as of December 31, 2025 were immaterial.

Accounts Receivable

Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. As of December 31, 2025, there is no balance in the allowance for credit losses.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Lease

The Company records right-of-use-assets and lease liabilities on the statement of financial condition in accordance with ASU 2016-02, Leases (Topic 842).

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities. Deferred revenues were $65,195 as of December 31, 2025.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer revenue recognized from the transfer of specified deliverables without the consummation of a success fee based transaction or formal termination of an engagement was $705,400 and has been included in investment banking revenue in the accompanying Statement of Income.

The Company recognizes compliance fee revenue from registered representatives over time. The amount of compliance fee revenue recognized during the year was $432,008

Income Taxes

The Company is taxed as an S-Corporation. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. The Company has identified its tax status as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Deferred Revenue

Deferred revenue represents payments received in advance of providing compliance services to registered representatives. These fees are amortized over the term of the contracts.

Segment Reporting

The Chief Operating Decision Makers of the Company include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement variable annuity contracts, private placement life insurance contracts, and related consulting operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

NOTE C - LEASES

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

In 2025, the Company entered into an additional lease agreement for office space, which commenced on October 1, 2025. The additional lease agreement has a lease term of 12 months, and as such, the Company recognizes lease cost associated with this short-term lease on a straight-line basis over the lease term.

NOTE D - CONTINGENCIES

The Company is, and from time to time may be, subject to litigation and arbitration incidental to the operation of the business.

NOTE E - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method of computing net capital, which requires a minimum net capital of $250,000. At December 31, 2025, the Company had net capital of 591,043, which was $341,043 in excess of its required net capital of $250,000 and its ratio of aggregate indebtedness to net capital was 1.83 to 1.

NOTE F - RETIREMENT PLAN

The Company has a 401(k)-retirement plan covering substantially all employees. During 2025, the Company made a contribution of $51,547 to this plan.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.